

April 30, 2014

<u>Via E-mail</u>
John Carlson
Chief Executive Officer & President
Capital Financial Holdings, Inc.
1 Main Street North
Minot, North Dakota 58703

> **Re:** **Capital Financial Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2014**
> **File No. 0-25958**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to include your form of proxy. See Exchange Act Rule 14a-6(a), which requires you to file both the proxy statement and the form of proxy in preliminary form. Please also include the Schedule 14A cover page and mark your materials clearly as "Preliminary Copies." See Rule 14a-6(e)(1).

Proposal 3: Abandonment of Plan of Conversion, page 12

2. Please expand this section to disclose why you determined not to proceed with the proposal to convert from a North Dakota corporation to a limited liability company last year, after your shareholders approved the conversion proposal at the annual meeting held on June 19, 2013.

3.   Refer to the following sentence on page 12: "After further consultation with professionals and due consideration, management has since determined that such a conversion would have a negative impact on the value of the Company and liquidity of the shares and, therefore, would not be in the best interest of the Company or its shareholders." Please revise to disclose in greater detail the rationale for management's determination. Clarify whether anything has changed since last year, when management originally recommended the conversion proposal.

4.   Please revise to clarify your statutory authority for abandoning the plan of conversion that was approved by your shareholders last year. Clarify whether or not you filed the articles of conversion with the North Dakota Secretary of State following your shareholders' approval of the conversion proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Elizabeth A. Redding, Capital Financial Holdings, Inc.